December 4, 2006

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Ms. Nili Shah
Accounting Branch Chief

Re:	H.B. Fuller Company
Form 10-K for the fiscal year ended December 3, 2005

Forms 10-Q for the fiscal quarters ended March 4, 2006, June 3, 2006 and September 2, 2006

Form 8-K/A filed May 31, 2006
File No. 1-9225

Dear Ms. Shah:

This letter contains the responses of H.B. Fuller Company (the “Company”) to the comments regarding the reports referenced above contained in your letter to the Company dated November 3, 2006. We have addressed your comment letter by reproducing each comment below and providing our response immediately thereafter. In addition, the Company has included the written acknowledgement requested by the Commission at the end of this letter.

In a telephone call with Ms. Tracy Houser, Staff Accountant of the Division of Corporation Finance, Ms. Houser informed the Company that the Company’s response to your comment letter could be submitted electronically to the Commission on or before December 4, 2006. This response letter is being provided as a correspondence file on EDGAR. The Company is also sending paper courtesy copies of this letter and the enclosures hereto by overnight courier to you, Ms. Houser and Jeanne Baker of the Staff.

United States Securities and Exchange Commission

December 4, 2006

Form 10-K for the year ended December 3, 2005

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

Contractual Obligations, page 22

1.	In future filings, please revise your table of contractual obligations as follows:

•	To increase transparency of cash flow, please include scheduled interest payments in your table. To the extent that the interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future variable rate interest payments in the table or in a footnote to the table.

Regardless of whether you decide to include variable rate estimated interest payments in the table or in a footnote, you should provide appropriate disclosure with respect to your assumptions.

•	To the extent you are required or planning to fund your pension plans in the future, present in this table funding contributions to your pension plans for at least the following year and, if known, for subsequent years. Include a footnote to the table that (a) discusses the basis for inclusion or exclusion of these obligations and (b) explicitly states the periods for which no amounts have been included in the table.

In future filings, the Company will include scheduled interest payments information in the table of contractual obligations. The footnotes to the table will include disclosure of any estimates made associated with the variable rate estimated interest payments, if necessary.

In addition, in future filings, we will present any expected future pension funding contributions to be made to our pension plans in the table of contractual obligations. A footnote to the table will (a) discuss the basis for inclusion of these funding obligations, and (b) indicate the periods for which no funding obligations have not been included in the table.

Note 1: Nature of Business and Summary of Significant Accounting Policies, page 37

Revenue Recognition, page 37

2.	We note that you record provisions of sales returns when “known.” Please supplementally tell us and revise in future filings to clarify what you mean by “when known,” as you also state that you estimate the provision using historical experience. Refer to SAB Topic 13:A.3.b. and SFAS 48 for guidance.

United States Securities and Exchange Commission

December 4, 2006

For each reporting period, the Company records a provision for sales returns. The provision represents an estimate of future sales returns based on historical experience, which is adjusted for known sales returns identified after the end of such period (if such actual returns materially exceed historical return experience). The Company’s sales returns are generally predictable and have not historically been significant. The company will revise the disclosure regarding sales returns in future filings to read as follows:

Provisions for sales returns are estimated based on historical experience, and adjusted for known returns, if material.

Foreign Currency Translation, page 39

3.	We note that you have subsidiaries that do not use their local currency as their functional currency. Considering the significance of income generated outside of the U.S., please revise your disclosure in future filings to state your policy with regards to determining the functional currency of your foreign entities. Please tell us those foreign entities in which the local currency is not also the functional currency, the functional currency of those foreign entities, and your consideration of each of the indicators listed in Appendix A of SFAS 52 in determining that the functional currency.

In future filings, we will include the following disclosure regarding our policy for determining the functional currency of our foreign subsidiaries:

The Company considers a subsidiary’s sales price drivers, currency denomination of sales transactions and inventory purchases to be the primary indicators in determining a foreign subsidiary’s functional currency. The Company’s subsidiaries in Latin America and certain European countries have a functional currency different than their local currency. All other foreign subsidiaries, which are located in North America, Europe and Asia, have the same local and functional currency.

The following table provides information regarding our foreign subsidiaries (other than inactive subsidiaries) that have a different functional and local currency. As noted in the proposed disclosure above, the Company considers sales price drivers, the currency denomination of sales transactions and the currency denomination of inventory purchases by a subsidiary to be the main indicators of each subsidiary’s functional currency. The Company also considers the other indicators listed in Appendix A of SFAS 52; however, these other indicators typically do not have a significant impact on the Company’s functional currency

United States Securities and Exchange Commission

December 4, 2006

analysis. In all cases listed below, the sales price is pegged to a non-local currency, the majority of the sales transactions are denominated in a non-local currency and/or the majority of the inventory purchases are denominated in a non-local currency. The company weighs all three indicators together to determine the proper functional currency.

Subsidiary	Country	Local Currency	Functional Currency
H.B. Fuller Adhesives Mauritius Ltd	Mauritius	Mauritian Rupee	US Dollar
Adalis Corporation – Netherlands Branch	Netherlands	Euro	US Dollar
H.B. Fuller Deutschland GmbH - Poland Branch	Poland	Zloty	Euro
H.B. Fuller Sverige AB	Sweden	Swedish Krona	Euro
H.B. Fuller Europe GmbH	Switzerland	Swiss Franc	Euro
H.B. Fuller U.K. Ltd.	U.K.	British Pound	Euro
H.B. Fuller U.K. Manufacturing Limited	U.K.	British Pound	Euro
H.B. Fuller Mexico, S.A.	Mexico	Mexican Peso	US Dollar
Centro de Pinturas Glidden-Protecto, S.A.	Panama	Balboa	US Dollar
Fabrica de Pinturas Glidden, S.A.	Panama	Balboa	US Dollar
H.B. Fuller Holding Panama Co.	Panama	Balboa	US Dollar
Kativo Chemical Industries, S.A.	Panama	Balboa	US Dollar
H.B. Fuller Argentina, S.A.	Argentina	Argentine Peso	US Dollar
H.B. Fuller Brazil, Ltda.	Brazil	Real	US Dollar
H.B. Fuller Chile, S.A.	Chile	Chilean Peso	US Dollar
H.B. Fuller Colombia, Ltda.	Colombia	Colombian Peso	US Dollar
Kativo Costa Rica, S.A.	Costa Rica	Costa Rican Colon	US Dollar
Reca Quimica, S.A.	Costa Rica	Costa Rican Colon	US Dollar
H.B. Fuller Centroamerica, S.A.	Costa Rica	Costa Rican Colon	US Dollar
Kativo Comercial de Guatemala, S.A.	Guatemala	Quetzal	US Dollar
Kativo de Honduras, S.A.	Honduras	Lempira	US Dollar
Industrias Kativo de Nicaragua, S.A.	Nicaragua	Gold Cordoba	US Dollar
Chemical Supply Corporation	Panama	Balboa	US Dollar
H.B. Fuller Peru, S.A.	Peru	Nuevo Sol	US Dollar

Note 12: Commitments and Contingencies, page 60

4.	We note your disclosures for your environmental liabilities and your EIFS, asbestos claims and other litigation that you do not believe the result will be material to your financial condition; however, it could be material to your results of operations or cash flows. Please disclose in future filings the amount or range of reasonably possible loss in excess of accrual, or disclose that you are unable to provide such amount or range including the reasons why. Please refer to paragraph 10 of SFAS 5 and Question 2 of SAB Topic 5:Y.

The intent of this disclosure is to distinguish between potential long-term and short-term financial effects of litigation or other proceedings either individually or in

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December 4, 2006

the aggregate. The Company’s balance sheet (financial condition) includes over $1.1 billion in total assets and $584 million of stockholders’ equity as of December 3, 2005. Although management does not have a specific quantitative materiality threshold, five percent is sometimes used as a guideline. Five percent of total assets is $55 million and five percent of stockholders’ equity is $29.2 million. There is no available information that indicates any known litigation or environmental matters, individually or in the aggregate, that could have impacts approaching either of those two figures.

In regards to the results of operations or cash flows we refer to the impact, “… in one or more future quarters”. That is, a particular quarter’s earnings per share (EPS) may be adversely impacted by litigation or environmental matters. For example, on June 5, 2006 the Company issued a press release announcing it had entered into agreements to settle numerous product liability claims and that it would pay up to $5.0 million to settle these claims. The settlements resulted in a pre-tax expense of approximately $2.7 million and had an impact on the second quarter diluted EPS of $0.06. The press release was issued because this was considered a material effect on the second quarter EPS however this was not considered material to the Company’s overall financial condition.

In regards to paragraph 10 of SFAS 5, we believe our disclosure complies with the requirements for asbestos-related liabilities, as evidenced on Page 62 (second and third full paragraphs) as follows (amounts in thousands):

To the extent the company can reasonably estimate the amount of its probable liability for pending asbestos-related claims, the company establishes a financial provision and a corresponding receivable for insurance recoveries if certain criteria are met. As of December 3, 2005, the company had recorded $957 for probable liabilities and $499 for insurance recoveries related to asbestos claims. However, the company has concluded that it is not possible to estimate the cost of disposing of other asbestos-related claims (including claims that might be filed in the future) due to its inability to project future events. Future variables include the number of new claims filed, the average cost of disposing of such claims, the uncertainty of asbestos litigation, insurance coverage and indemnification agreement issues, and the continuing solvency of certain insurance companies.

Because of the uncertainties described above, the company cannot accurately estimate the cost of resolving pending and future asbestos-related claims against the company. Based on currently available information, the company does not believe that asbestos-related litigation, individually or in aggregate, will have a material adverse effect

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December 4, 2006

on the company’s long-term financial condition. However, adverse developments in such litigation could negatively impact the company’s results of operations or cash flows in one or more future quarters.

For future filings we will add language similar to the asbestos disclosure in the Environmental section of the Commitments and Contingencies footnote.

For EIFS-related liabilities, we will include language similar to the following in future filings:

EIFS-related liabilities include amounts for pending claims as well as unasserted claims. The liabilities are recorded at management’s best estimate of the outcome of the claims taking into consideration the facts and circumstances of the individual cases as well as past experience on similar cases. Amounts accrued related to the unasserted claims are based primarily on historical experience. Because of the many uncertainties involved with litigation, management has concluded that it is not possible to estimate a range of loss, if any, that would exceed the accrual.

5.	For your EIFS and asbestos claims, please revise your disclosure in future filings to include the following additional information:

•	A rollforward of claims for each of the periods presented (new claims, settlements, and dismissals);

•	The amount or range of amounts claimed for each claim for each period presented; and

•	The aggregate costs and settlement amounts for each period presented, as applicable, including the amounts paid by those providing you with indemnifications.

Please provide us with the disclosure you intend to include in future filings.

United States Securities and Exchange Commission

December 4, 2006

Rollforward of claims. In future filings, the Company will include a table regarding EIFS-related claims in substantially the following format:

	Year Ended November 27, 2004	Year Ended December 3, 2005	Year Ended December 2, 2006
Cases at beginning of year	93	94	75
New cases filed	48	29	*
Cases settled	(42)	(40)	*
Cases dismissed/other	(5)	(8)	*

Cases at end of year	94	75	*

*	These numbers have not been determined as of the date of this letter.

In addition, in future filings, the Company will provide information regarding the number of asbestos-related claims settled during the most recently completed three fiscal years as follows:

During the years ended December 2, 2006, December 3, 2005 and November 27, 2004 the Company settled [2006 settlements to be determined], eleven and eight asbestos-related matters, respectively. The 2004 figure excludes the settlement entered into with a group of defendants to settle certain lawsuits from multiple plaintiffs, as previously disclosed.

Accruals for asbestos claims are established at such time as it becomes probable that the Company will settle such a claim. To be considered probable, the plaintiff is required to have an asbestos-related disease and proof or evidence must exist that the plaintiff was exposed to asbestos-containing products made by the Company. We do not believe that it would be meaningful to disclose the aggregate number of asbestos-related claims made against the Company, because relatively few of these claims presented have exposure to asbestos-containing products made by the Company. Rather, we believe it is more meaningful to disclose the number of cases that have been settled.

Amounts claimed. Plaintiffs in EIFS cases generally seek to have their homes repaired or the EIFS replaced and a dollar amount for the cost of repair or replacement is not ordinarily specified in the complaint. Although complaints in EIFS cases usually do not contain a specific amount of damages claimed, a complaint may assert the damages exceed a specified amount in order to meet jurisdictional requirements of the court in which the case is filed. Therefore, we do not believe it is meaningful to disclose the dollar amount of damages asserted in EIFS complaints.

United States Securities and Exchange Commission

December 4, 2006

Plaintiffs’ lawyers generally bring asbestos lawsuits against a large number of defendants. Some of these lawsuits are filed on behalf of multiple claimants. The damages alleged in the complaint are not tied to any particular product or defendant. In many, if not most, cases, the plaintiffs do not even allege a specific injury. Plaintiffs’ lawyers voluntarily dismiss many cases filed against the Company with no payment by the Company. For these reasons, we do not believe that alleged damages are an accurate indicator of the Company’s potential asbestos-related liabilities.

The aggregate costs and settlement amounts. In future filings, we will include a table for EIFS-related claims substantially in the form below (amounts in thousands):

EIFS-Related Claims	Year Ended November 27, 2004	Year Ended December 3, 2005	Year Ended December 2, 2006
Settlements reached	$1,394	$2,710	*
Defense costs incurred	$2,901	$3,281	*
Insurance payments received or expected to be received	$959	$1,348	*

*	These numbers have not been determined as of the date of this letter.

For asbestos-related matters, future filings will include the following (amounts in thousands):

During the years ended, December 2, 2006, December 3, 2005 and November 27, 2004 the Company settled asbestos-related lawsuits in the amounts of [2006 amount to be determined], $696 and $394. The Company’s insurers paid, or are expected to pay [2006 amount to be determined], $456, and $199 of these amounts. In addition, as previously disclosed in 2004 the Company agreed to contribute $3,520 to a settlement with a group of defendants. The Company’s insurers have paid $1,236 of that settlement amount.

United States Securities and Exchange Commission

December 4, 2006

Note 4: Supplemental Financial Statement Information, page 46

6.	Please supplementally tell us and explain in future filings what “amortization of low income housing” represents.

The Company has invested $21,449,781 as a limited partner in ten partnerships. These partnerships invest in residential rental properties that generate low-income housing business tax credits under Section 42 of the Internal Revenue Code. The Company’s investments in these partnerships essentially represent the purchase of tax credits, and the real estate operations conducted by each partnership are not part of the Company’s core operations. The Company has accounted for these partnerships in accordance with EITF 94-1.

Of the Company’s investments in these partnerships, eight investments totaling $18,487,031 are accounted for under the cost method. Under this method, any excess of the carrying amount of the investment over its estimated residual value is amortized based on the proportion of tax credits received in the current year to total estimated tax credits. The cost method is used for these investments, because the Company’s equity interest in each of these partnerships is less than 7 percent and the Company has virtually no influence over partnership operating decisions and financial policies. As of December 3, 2005, a total of $14,995,818 had been amortized with respect to these investments.

The Company’s investments in the other two partnerships totaling an aggregate of $2,962,750 have been accounted for under the equity method because the Company’s equity interest in each of these partnerships is greater than 20 percent. As of December 3, 2005 the net book value of these investments was zero.

In future filings, the Company will describe amortization amounts as follows:

Amortization of investments in partnerships that generate low-income housing tax credits accounted for under the cost method.

Note 13: Operating Segment Information, page 62

7.	We note from your disclosures in MD&A that your two operating segment are comprised of several different businesses and business units. We also note differing operating income trends between powder coating, liquid paint and consumer reporting units and construction-related and packaging solutions businesses on page 20. Please tell us whether these business units are operating segments as defined by paragraph 10 of SFAS 131. If you are aggregating operating segments into reportable segments, please also provide us with your analysis of paragraph 17 of SFAS 131. For the similar economic

United States Securities and Exchange Commission

December 4, 2006

characteristics criteria, please provide us with net sales, gross profit, gross profit margins, operating profit, and operating profit margins, along with any other information you believe would be useful, for each of your operating segments for each of the five years ended December 31, 2005 and the 6-month periods ended June 30, 2006 and 2005 to help us understand how the aggregated operating segments are economically similar. Specifically address any differences in the trends these financial indicators depict (e.g., if gross profit margin is decreasing for one operating segment and increasing for another). Please provide us with copies of all the different types of reports reviewed by your CODM on a regular basis.

The company is organized internally by two operating segments: Global Adhesives and Full-Valu/Specialty. These two segments are comprised of business components that generate revenue and expenses and also have discrete financial information available. However, as discussed and shown below, these business components are not considered operating segments because their individual results are not used by the CODM for performance assessment and allocation purposes. The Company also has a Corporate segment, which is not considered an operating segment because it does not generate revenue.

Paragraph 10 of SFAS 131 defines an operating segment as a business that 1) has revenue and expenses, 2) has results that are regularly reviewed by the CODM and 3) has discrete financial information available. Paragraph 4 of SFAS 131 provides insight into the approach of segment determination: “The method the Board chose for determining what information to report is referred to as the management approach. The management approach is based on the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. Consequently, the segments are evident from the structure of the enterprise’s internal organization.” The statement also acknowledges in paragraph 13 and 70 that a company’s reporting practices can make it difficult to ascertain what the company’s operating segments are by looking solely at its reports. Other indicators that can help determine or clarify what the company’s true operating segments are should include, according to paragraph 13, “the existence of managers responsible for [segments], and information presented to the board of directors.” Paragraph 14 places further importance on the indicator that, “an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment.” It is possible for a segment manager to be accountable for multiple operating segments. However, according to paragraph 14, the primary indicator of how many operating segments a segment manager has is determined by how many component results he is held responsible for.

United States Securities and Exchange Commission

December 4, 2006

The Company’s CODM is the CEO. The company has two Group Presidents, serving as segment managers, who report directly to the CEO and meet regularly to review operating activities, financial results and forecasts. The CEO does not normally meet with anyone else within either of these segments to discuss operating activities, financial results or forecasts. Each Group President is held responsible for his total segment results and is not evaluated on individual business components within his segment.

The CEO evaluates and allocates resources based on the total segments. Each Group President is responsible for evaluating and allocating resources within his respective segment. This is evidenced through 1) the annual budget process, 2) bonus assessment and allocation process, 3) annual compensation increase determination and allocation, 4) business component reporting structure and 5) approval, integration and evaluation of segment business component acquisitions.

The annual budget process is comprised of decisions on items such as financial results, capital expenditures and headcount. The CEO and the Board of Directors (“BOD”) review and approve the budget based information for Global Adhesives, Full-Valu/Specialty and Corporate segments. Detailed budgeting information is not provided to the CEO or BOD below the segment level. Once the total budget for each segment is approved, the Group Presidents push the budget down into their respective organizations. The CEO and BOD have no input into the allocation process below the segment level.

An example of the bonus assessment and resource allocation process is the Company’s Short Term Incentive Plan (“STIP”), which is the annual management bonus plan. The CEO assesses the financial results of each segment and allocates the pool of funds to be paid to each segment. The Group President then allocates the pool of funds to each individual business component based on his own developed set of criteria. The CEO has no input into the STIP allocation below the segment level.

The Company’s annual compensation increase is based on a combination of financial results, economic considerations and individual performance. The CEO approves the company’s overall compensation increase by total segment. Each Group President is responsible for the overall compensation increase for his respective segment and directs/approves higher or lower compensation increases for each of the business components within his segment. The CEO does not have input into compensation adjustments below the segment level.

Each operating segment has a business component reporting structure that is determined by the respective Group President. Evidence of this is demonstrated

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December 4, 2006

by the Global Adhesives reporting ‘reorganization’ in 2006. In 2005, Global Adhesives was reported and managed through a group of global Strategic Business Units (“SBU’s”). The SBU’s were based on the various product markets including woodworking, appliances, packaging, converting, nonwoven, automotive, graphic arts and footwear. In 2006, the Group President decided that he wanted a more regional presentation and changed the reporting format to be North America, Europe, Asia, Latin America and EFTEC. This was driven by the Group President and not by the CEO. This ‘reorganization’ did not require approval by the CEO.

Acquisitions by a segment are approved initially, integrated and evaluated by the Group President (significantly large acquisitions also require approval by the CEO and BOD). An example would be the 2006 acquisition activity in the Full-Valu/Specialty segment. Although the acquisition activity increased the overall size of Full-Valu/Specialty as compared to Global Adhesives, the activity did not change the management reporting structure or how the CEO or Group Presidents evaluate and allocate resources. Rather, the Group President for Full-Valu/Specialty is now held responsible for a larger portfolio. The CEO continues to interact with the Group President in the same manner. Full-Valu/Specialty continues to be evaluated on an aggregated basis with no intention or indication that the acquisitions, either individually or combined, will be evaluated on a stand-alone basis by the CEO.

The Company produces one general set of financial reports for all executive management and upper level finance personnel. These reports contain discrete financial information by business component, which are then grouped together by operating segment. This means that the CEO has access to the same financial information the Group Presidents use to help them make business decisions and allocate resources. Instead of receiving a special set of financial reports tailored for his usage, he evaluates and makes resource allocation decisions by using the segment summary report pages or lines. Although the CEO does not use the business component information on the reports for performance assessment or resource allocation, he does use such information to aid him in assessing the completeness and accuracy of the financials and disclosures for his 302 and 906 certifications.

The Company believes that its management structure and processes are the best indicators of what constitutes its operating segments. In addition to how the Company is structured from a management perspective, the information provided to the BOD is only for the identified operating segments of Global Adhesives and Full-Valu/Specialty, plus the Corporate segment. An example of the financial results and budget information typically provided to the BOD is enclosed. Management does not believe that producing one general set of financial reports for all executive management and upper level finance personnel, requires the

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December 4, 2006

Company to discount its management reporting structure in its assessment/identification of operating segments. This approach is consistent with the guidance of SFAS 131.

The Company has determined that the two identified operating segments do not qualify for aggregation into one reportable operating segment. Each operating segment has unique economic characteristics, including different operating margins, different types of products and services and different types of customers and marketing strategies. The Company has therefore concluded that each operating segment represents a reportable segment.

To be consistent with the MD&A requirements to “describe any other significant components of revenues or expenses that, in the registrant’s judgment, should be described in order to understand the registrant’s results of operations”, the Company includes reporting unit variances (business components combined in accordance with SFAS 142) in its MD&A disclosures. Management believes that the reporting unit variances, when significant, help the readers better understand the factors that are driving the overall operating segment variances. Management does not believe that inclusion of reporting unit variances itself indicates that the reporting unit is an operating segment as defined by SFAS 131.

As supplemental information, we are submitting with the paper copies of this letter, referred to in the second paragraph of this letter, paper copies of the following: (a) a financial comparison of our identified operating segments for the last five fiscal years and the six-month periods ended May 31, 2005 and 2006, (b) copies of all the different types of financial reports the CEO receives on a regular basis, and (c) an example of the information provided to the BOD with respect to our operating segments. The Company hereby requests confidential treatment of the contents of these materials pursuant to Rule 83 under the Freedom of Information Act. In addition, the Company requests that this supplemental information be returned to the Company after Staff review under Rule 12b-4 of the Securities Exchange Act of 1934.

8.	In future filings, please disclose revenues from external customers by individual foreign country as required by paragraph 38 of SFAS 131. Otherwise, please confirm to us that revenues from external customers for each individual country are immaterial.

Paragraph 38 of SFAS 131 requires disclosure of external customer revenues attributable to operations in each individual foreign country, if such external customer revenues are material. For the year ended December 3, 2005 and the 39 weeks ended September 2, 2006, none of the operations of the Company in any individual foreign country had external customer revenues in excess of 10 percent of total consolidated revenue. The company believes that this indicates external customer revenues attributable to any foreign country are not significant compared to total consolidated revenues and no additional disclosure is required.

United States Securities and Exchange Commission

December 4, 2006

Item 9A. Controls and Procedures, page 65

9.	We note that your chief executive officer and chief financial officer concluded your disclosure controls and procedures”…were effective to ensure that information required to be disclosed by the company in reports that it files or submits under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms.” This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Please confirm to us and revise in future filings your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Otherwise, please simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

We confirm that the Company’s chief executive officer and chief financial officer concluded that, as of December 3, 2005, the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed by the company in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

In future filings, we will include a complete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act.

10.	We note your disclosure that “[e]xcept as discussed above, there were no changes in the company’s internal control over financial reporting during the most recently completed quarter that have materially affected or are reasonably likely to materially affect its internal control over financial reporting…” In future filings, please state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during

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the quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting, as appropriate. Refer to question 5 of the SEC’s “Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports Frequently Asked Questions” for guidance.

In future reports, if there have been any material changes in the Company’s internal control over financial reporting, the Company will clearly state that there were changes in the Company’s internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially effect, the Company’s internal control over financial reporting. Appropriate disclosure regarding the nature of such changes will also be included in any such report.

11.	We note that KPMG LLP stated in their “Report of Independent Registered Public Accounting Firm” on page 30 that you excluded Autotek sealants, Inc. from your assessment of internal control over financial reporting. We further note that you consolidated Autotek in accordance with FIN 46R prior to your acquisition of the remaining 52% interest on September 26, 2005. As such, it is unclear why you have not disclosed the exclusion of this entity from the scope of testing internal controls over financial reporting in accordance with Questions 1 and 3 or the SEC’s “Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports Frequently Asked Questions.” As KPMG LLP has disclosed the exclusion of Autotek Sealants, Inc. from the scope of testing internal control over financial reporting in their report, we simply remind you to adequately disclose any scope exclusions from your testing of internal control over financial reporting in future filings.

In future filings, we will provide appropriate disclosure regarding any scope exclusions from the Company’s testing of internal control over financial reporting.

Exhibit 31

12.	In future filings, please ensure the language included in your certifications required under section 302 of the Sarbanes-Oxley Act conform to the language per Release No. 33-8238, specifically the phrase, “(the registrant’s fourth fiscal quarter in the case of an annual report),” in Item 4.d.

In future filings, the certifications required under Section 302 of the Sarbanes-Oxley Act will be changed to conform to the requirements of Release No. 33-8238.

United States Securities and Exchange Commission

December 4, 2006

Form 10-Q for the Fiscal Quarter Ended September 2, 2006

Note 2: Acquisitions and Divestitures, page 6

13.	Please revise your disclosures in future filings regarding your acquisition of Roanoke Companies Group, Inc. to include:

•	A description of the factors contributing to the recognition of goodwill.

•	How you intend to reflect the additional cash consideration payable to Roanoke’s senior management.

•	The nature of any pre-acquisition contingencies related to the acquisition and, if applicable, the magnitude of any potential accrual and range of reasonably possible losses. In this regard, we note that Roanoke’s sellers have provided you with an indemnification as part of the acquisition.

Refer to paragraph 51 of SFAS 141 for guidance.

In future filings, the following disclosures will be added to the description of the Company’s acquisition of Roanoke Companies Group, Inc.:

•	This acquisition is expected to provide business synergies, including additional distribution channels and inventory sourcing options for the company’s existing specialty construction business component.

•	Any additional cash consideration payable to Roanoke’s senior management will be recorded as compensation expense.

•	The Company is not aware of any significant pre-acquisition contingencies and does not believe that any pre-acquisition contingency will be material, individually or in the aggregate.

Form 8-K/A filed on May 31, 2006

Exhibit 99.1

14.	Please tell us Roanoke’s revenue recognition policy. Please provide us with sufficient detail of their policy to allow us to ensure the policy fully complies with accounting principles generally accepted in the US.

The following represents Roanoke’s revenue recognition policy:

Revenue Recognition: For shipments made to customers, title generally passes to the customer when all requirements of the sales arrangement

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December 4, 2006

have been completed, which is generally at the time of delivery. Revenue from product sales is recorded when title to the product transfers, no remaining performance obligations exist, the terms of the sale are fixed and collection is probable. Shipping terms are generally FOB destination. Stated terms in sale agreements also include payment terms and freight terms. Net revenues include shipping revenues as appropriate.

Customer incentive programs (primarily volume purchase rebates) and arrangements such as cooperative advertising, slotting fees and buydowns are recorded as a reduction of net revenue in accordance with EITF 01-9.

Written Acknowledgement

Pursuant to your request, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in this filing, (ii) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or require any further information, please call me at (651) 236-5710 or Tim Keenan at (651) 236-5867.

Very truly yours,

/s/ John A. Feenan
John A. Feenan Senior Vice President, and Chief Financial Officer

cc:	Ms. Tracey Houser, Securities and Exchange Commission

Ms. Jeanne Baker, Securities and Exchange Commission

Mr. Jeff Haan, KPMG LLP

Mr. Michele Volpi, President and Chief Executive Officer

Mr. Timothy J. Keenan, General Counsel and Corporate Secretary

Mr. James C. McCreary, Jr., Vice President, Corporate Controller